

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 30, 2015

Jawahar Tandon
Chief Executive Officer
Monster Digital, Inc.
2655 Park Center Drive, Unit C
Simi Valley, California 93065

  Re: Monster Digital, Inc. (f/k/a Tandon Digital, Inc.)
    Amendment No. 1 to Registration Statement on Form S-1
    Filed December 11, 2015
    File No. 333-207938

Dear Mr. Tandon:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 24, 2015 letter.

Cover Page

1. As disclosed in your filing, Monster Inc., from whom you obtained a license to sell products, operates in this business space under a substantially similar name. Please provide appropriate disclosure on your cover page to eliminate any possible confusion between your company and Monster, Inc. Refer to the Instruction to Item 501(b)(1) of Regulation S-K.

Business

Manufacturing and Research and Development, page 59

2.   We note your revisions in response to prior comment 12 clarifying that your manufacturing is performed by multiple manufacturers. However, you have not provided us with your analysis explaining whether you are substantially dependent on one of more of these manufacturers. Accordingly we reissue prior comment 12. In addition, it appears that you should include in this section a description of the material terms of your material manufacturing agreements.

Sales and Marketing, page 65

3.   We note that you have deleted the disclosure referenced in prior comment 13 based on your belief that you cannot quantify with greater certainty the portion of your domestic revenues derived from Monster, Inc.'s introductions to buyers and retailers. It appears however that this disclosure is material to an understanding of your relationship with Monster, Inc. as well as your operations and financial results and should be disclosed. Please revise to disclose this information and clarify whether "a significant percentage" refers to less than or more than a majority, substantially all, or some other clearer measure. Additionally, to the extent you rely on these introductions to generate a material portion of your revenues, as suggested by your disclosure and response, it appears that a separately captioned risk factor is warranted.

Unaudited Consolidated Financial Statements for the Nine Months Ended September 30, 2015

Consolidated Balance Sheets, page F-22

4.   We note that you recorded a customer refund in the amount of $1,843,000 during the three months ended September 30, 2015. Please describe the nature of the customer refund. Clarify the terms and conditions associated with the customer refund. Tell us the specific accounting guidance that you relied upon in accounting for the customer refund.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff

Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Thomas Poletti, Esq.
        Manatt, Phelps & Phillips LLP